UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88575Y105[1]

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

1	NAME OF REPORTING PERSON Dan Lou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,451,571 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,451,571 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,571 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.91%
12	TYPE OF REPORTING PERSON IN

ITEM 1	(a).	NAME OF ISSUER:

3SBio Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 3 A1, Road 10 Shenyang Economy & Technology Development Zone Shenyang 110027 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Dan Lou

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

c/o Shenyang Sunshine Pharmaceutical Co. Ltd. No. 3 A1, Road 10 Shenyang Economic & Technology Development Zone Shenyang 110027 People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

The People’s Republic of China.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

88575Y 10 5

ITEM 3.		STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.		OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2010.

The percentage amounts are based on 151,306,452 Ordinary Shares outstanding as of September 30, 2010, as derived from the Issuer’s unaudited consolidated balance sheets included in the press release announcing the unaudited financial results for the third quarter ended September 30, 2010 as furnished in a report with the Securities and Exchange Commission on Form 6-K on November 22, 2010.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dan Lou	10,451,571	6.91%	10,451,571	—	10,451,571	—

Hero Grand Management Limited, a British Virgin Islands international business company, is the record holder of 10,451,571 Ordinary Shares of the Issuer. Mr. Lou is the sole director and the sole beneficial owner of Hero Grand Management Limited. Pursuant to Rule 13d-3 under the Act, Mr. Lou may be deemed to be the beneficial owner of the 10,451,571 Ordinary Shares of the Issuer owned by Hero Grand Management Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Dan Lou

/s/ Dan Lou
Dan Lou